Mail Stop 3561

September 6, 2007

Osvaldo Solar V.
Chief Financial Officer
Viña Concha y Toro S.A.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re:** **Viña Concha y Toro S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **File No. 001-13358**

Dear Mr. Solar:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief